Exhibit 99.2

Amsterdam, 4 May 2022

Adriaan Nühn not to serve new term as Chairman of the Supervisory Board of Just Eat Takeaway.com

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, hereby announces that Mr. Adriaan Nühn will not be seeking re-election as Chairman.

Mr. Nühn will therefore not be available for reappointment at today's Annual General Meeting of the Company (“AGM”) and consequently the related agenda item has been withdrawn. As a result, Mr. Nühn's term will end at the closing of today’s AGM. After the AGM, the Vice-Chair of the Supervisory Board, Ms. Corinne Vigreux, will assume the duties of Chair of the Supervisory Board, and the Supervisory Board will initiate the process for finding a successor of Mr. Nühn.

Adriaan Nühn, Chairman of the Supervisory Board of Just Eat Takeaway.com: "It is clear that shareholders have concerns about the challenges the Company is facing. The Supervisory Board shares and understands these concerns, and the Company has been in the process of addressing them. To ensure that the Supervisory Board can fully focus on the challenges and opportunities ahead, I believe it is important that there is strong support, particularly also among shareholders, for both the Company and the Supervisory Board. Not seeking re-election is, I believe, the best decision I can take with regard to serving the interests of the Company and its stakeholders, including its shareholders.

It has been a privilege to serve as Chairman since the Company's IPO. I would like to thank the Management Board, the Supervisory Board and all employees of Just Eat Takeaway.com for their hard work and commitment to Just Eat Takeaway.com.”

Corinne Vigreux, Vice-Chair of the Supervisory Board of Just Eat Takeaway.com: “The Supervisory Board fully understands and respects the rationale of Adriaan’s decision, with which he shows great responsibility. We have regretfully accepted his decision. Adriaan can be proud of what has been achieved since the IPO in 2016. His efforts for the Company and also as Chairman of the Supervisory Board are tremendously appreciated.”

Jitse Groen, CEO of Just Eat Takeaway.com: “Adriaan Nühn has served Just Eat Takeaway.com’s shareholders, employees, partners, consumers and other stakeholders with great distinction over the last six years. I would like to thank Adriaan for his enormous contribution to the success of the Company.“

For further information related to the AGM, please visit the Just Eat Takeaway.com website https://www.justeattakeaway.com/investors/general-meeting/.

Just Eat Takeaway.com

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:

E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is a leading global online food delivery marketplace outside China.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 634,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The combination of Just Eat and Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United Kingdom, Germany, The Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Romania, Spain and Switzerland, as well as through partnerships in Brazil and Colombia.

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.

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